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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              HALSEY DRUG CO., INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    406369108
                                 (CUSIP Number)

                             Mr. Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8265
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                November 27, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |X|.


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                                 SCHEDULE 13D

CUSIP No. 406369108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mr. William W. Priest

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            a[ ]
                                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                    7.  SOLE VOTING POWER

                         540,500

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                 540,500
   WITH
                   10.  SHARED DISPOSITIVE POWER

                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          540,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

14.  TYPE OF REPORTING PERSON*
                  IN

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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Halsey Drug Co., Inc. (the "Company"), which has its principal executive offices at 1827 Pacific Street, Brooklyn, New York 11233.

Item 2. Identity and Background.

                  This statement is being filed by Mr. William W. Priest ("Mr. Priest"). The business address of Mr. Priest is c/o BEA Associates, One Citicorp Center, 153 East 53rd Street, New York, New York 10022. Mr. Priest is Chief Executive Officer of BEA Associates, an investment management firm.

                  Mr. Priest has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Priest, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Priest is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
                  Pursuant to a Subscription Agreement, dated as of July 13, 1995 (the "July Subscription Agreement," a copy of which is filed with this Schedule 13D as Exhibit 1 and incorporated herein

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by  reference),  between  Mr.  Priest  and the  Company,  Mr.  Priest  agreed to subscribe for 50 units of the Company (the "July Units"), each such unit consisting of a 10% Convertible Subordinated Debenture in the principal amount of $10,000 (each, a "Debenture") and 750 Redeemable Common Stock Purchase Warrants (each, a "Warrant"), for an aggregate purchase price of $500,000. A copy of the Debenture purchased pursuant to the July Subscription Agreement, in the principal amount of $500,000 (the "July Debenture"), is attached hereto as
Exhibit  2  and  incorporated  herein  by  reference.  A  copy  of  the  Warrant
Certificate issued pursuant to the July Subscription Agreement (the "July Warrant") is attached hereto as Exhibit 3 and incorporated herein by reference.

                  Pursuant to a Subscription Agreement, dated as of November 27, 1995 (the "November Subscription Agreement," a copy of which is filed with this
Schedule 13D as Exhibit 4 and incorporated herein by reference), between Mr. Priest and the Company, Mr. Priest agreed to subscribe for 55 units of the Company (the "November Units" and, together with the July Units, the "Units"), each such unit consisting of a 10% Convertible Subordinated Debenture in the principal amount of $10,000 and 750 Warrants, for an aggregate purchase price of $550,000. A copy of the Debenture purchased pursuant to the November Subscription Agreement, in the principal amount of $550,000 (the "November Debenture"), is attached hereto as Exhibit 5 and incorporated

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herein by reference.  A copy of the Warrant  Certificate  issued pursuant to the
November  Subscription  Agreement (the "November Warrant") is attached hereto as
Exhibit 6 and incorporated herein by reference.

                  On March 18, 1996, Mr. Priest exercised (i) the July Warrant for 37,500 Shares at an aggregate exercise price of $75,000 and (ii) the November Warrant for 33,000 Shares at an aggregate exercise price of $82,500. On July 18, 1996, pursuant to Section 8.2 of the July Debenture, the July Debenture automatically converted into 250,000 shares of Common Stock at a conversion price of $2.00 per share.

                  At the election of Mr. Priest, all or any part of the November Debenture may be converted into Common Stock at a conversion price of $2.50 per Share, subject to adjustment as more fully set forth in the November Debenture, until the earlier of (i) November 28, 2000, (ii) receipt by Mr. Priest from the Company of Notice of Redemption (as defined in the November Debenture) and (iii) the automatic conversion of the November Debenture in accordance with Section
8.2 of the November Debenture.

                  The foregoing summaries of the July Subscription Agreement, the July Debenture, the July Warrant, the November Subscription Agreement, the November Debenture and the November Warrant are qualified in their entirety by reference to such documents, copies of which have been filed as Exhibits hereto.


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                  As of the date hereof,  Mr. Priest  beneficially owned 540,500 shares of Common Stock, comprised of (i) 37,500 shares of Common Stock purchased upon exercise of the July Warrant, (ii) 33,000 shares of Common Stock purchased upon exercise of the November Warrant, (iii) 250,000 Shares issued upon the automatic conversion of the July Debenture and (iv) 220,000 Shares issuable upon conversion of the November Debenture at the current conversion price of $2.50 per Share.

Item 4. Purpose of Transaction.

                  Mr. Priest purchased the Units in order to acquire an equity interest in the Company. Pursuant to Section 5.14 of the November Debenture, the Company has agreed to use its best efforts to cause the election of two (2) members of the Board of Directors of the Company reasonably acceptable to the holders of a majority in interest in the principal amount of the Debentures. The holders of a majority in interest in the principal amount of the Debentures, including Mr. Priest, have exercised their rights under Section 5.14 of the November Debenture by selecting Mr. Richard H. Francis and Mr. William G. Skelly for election as members of the Board of Directors.

                  As of the date hereof, Mr. Priest is holding the Common Stock and November Debenture solely for investment and has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions

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and other  factors,  Mr. Priest may continue  purchases of Common Stock or other equity securities of the Company or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

Item 5. Interest in Securities of the Issuer.

                  As of the date hereof, Mr. Priest beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

                  Number of Shares                   Percentage
                  540,500(1)                         5.4%(2)

                  Except as set forth within, no transactions in the securities of the Company were effected by Mr. Priest within the period beginning 60 days prior to November 27, 1995 and ending on the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the July Subscription Agreement described more fully in Item 3 above, which agreement is filed as Exhibit 1 to this
Schedule 13D, Mr. Priest purchased (i) the July Debenture, which automatically converted into 250,000 shares of

- -----------------------------------
(1) As to all Shares, there is sole voting power and sole power to dispose or to direct the disposition of such Shares.

(2) Based on 10,058,353 shares of Common Stock deemed outstanding on the date hereof, derived from the sum of (a) 9,588,353 Shares as indicated in the Company's Form 10-Q for the quarterly period ended June 30, 1996, (b) 250,000 Shares yet to be issued as a result of the automatic conversion of the July Debenture and (c) 220,000 Shares issuable upon conversion of the November Debenture.

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Common Stock, and (ii) the July Warrant, which Mr. Priest exercised for 37,500 shares of Common Stock.

                  Pursuant to the November Subscription Agreement described more fully in Item 3 above, which agreement is filed as Exhibit 4 to this Schedule 13D, Mr. Priest purchased (i) the November Debenture, which is convertible into 220,000 shares of Common Stock, and (ii) the November Warrant, which Mr. Priest exercised for 33,000 shares of Common Stock.

                  Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Subscription Agreement, dated July 13, 1995, by and between Mr. Priest and the Company.

         Exhibit 2. 10% Convertible Subordinated Debenture, dated July 18, 1995, due July 17, 2000, executed by the Company in favor of Mr. Priest in the aggregate principal amount of $500,000.

         Exhibit 3.          Redeemable  Common Stock Purchase Warrant
                             Certificate,   dated  July  18,   1995,   to
                             purchase from the Company 37,500 shares of Common Stock.

         Exhibit 4. Subscription Agreement, dated November 27, 1995, by and between Mr. Priest and the Company.


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         Exhibit 5.          10% Convertible  Subordinated  Debenture,
                             dated  November 29,  1995,  due November 28,
                             2000, executed by the Company in favor of Mr. Priest in the aggregate principal amount of $550,000.

         Exhibit 6. Redeemable Common Stock Purchase Warrant Certificate, dated November 29, 1995, to purchase from the Company 33,000 shares of Common Stock.



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                  After reasonable  inquiry and to the best knowledge and
belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    September 5, 1996


                                              /s/ William W. Priest
                                              William W. Priest


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                                  Exhibit Index

Exhibit

Exhibit 1. Subscription Agreement, dated July 13, 1995, by and between Mr. Priest and the Company.

Exhibit 2. 10% Convertible Subordinated Debenture, dated July 18, 1995, due July 17, 2000, executed by the Company in favor of Mr. Priest in the aggregate principal amount of $500,000.

Exhibit 3.       Redeemable  Common Stock Purchase Warrant
                 Certificate,   dated  July  18,   1995,   to
                 purchase from the Company 37,500 shares of Common Stock.

Exhibit 4.       Subscription Agreement, dated November 27,
                 1995, by and between Mr. Priest and the Company.

Exhibit 5. 10% Convertible Subordinated Debenture, dated November 29, 1995, due November 28, 2000, executed by the Company in favor of Mr. Priest in the aggregate principal amount of $550,000.

Exhibit 6.       Redeemable  Common Stock Purchase Warrant
                 Certificate, dated November 29, 1995, to purchase from the Company 33,000 shares of Common Stock.